

Stop 7010

May 11, 2007

<u>Via U.S. mail and facsimile</u>

Mr. Sheridan B. Westgarde
Chairman and Chief Executive Officer
Aquatic Cellulose International Corporation
331 4th Street NE
Salmon Arm, B.C., V1E 4P2, Canada

> **Re:** **Aquatic Cellulose International Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed April 24, 2007**
> **File No. 000-27063**

Dear Mr. Westgarde:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note that all of your currently authorized comment stock has been issued and outstanding since at least April 21, 2003. We also note that you issued securities convertible into shares of common stock since that date and these securities have not yet been converted. In this regard, we note your series A preferred stock that

you issued on April 20, 2007, as well as the convertible debentures and warrants issued from time to time. We have the following comments:

- Please advise us as to all of your outstanding securities that are convertible into your common stock, including the date of issuance, the material terms and the total number of shares currently issuable.

- Please disclose the information required by Item 11 of Schedule 14A with respect to the transactions in which the convertible securities were issued. Please refer to Item 1 of Schedule 14C and Note A of Schedule 14A.

- Please revise your filing to disclose the actual reasons for the increase in the authorized common stock. In this regard, we note that it appears that you are increasing your authorized common stock to satisfy the terms of the convertible securities. Please also disclose the number of authorized shares that will not be reserved for issuance.

2. We note that it appears that the increase in your authorized common stock is part of a plan of reorganization. In this regard, we note your press release dated as of April 25, 2007. Please advise us, with a view towards disclosure, as to the terms of this reorganization plan. For example, it appears that you are expanding your board of directors as part of this reorganization plan. In this regard, we note your press releases dated as of April 18, 2007 and May 2, 2007.

3. We note that you appointed a new officer and director. In this regard, we note your press release dated May 2, 2007. It does not appear that you have filed a Form 8-K with respect to this appointment. Please advise.

4. We note that you filed a preliminary proxy statement on November 8, 2005 and that we issued comments on the filing by letter dated December 8, 2005. It does not appear that you have responded to these comments. In particular, comments 6, 13, 14, 15, 16, 17, 42, 44, 49 and 51, as well as the comments on the Exchange Act reports. We also note that you are not current with respect to your Exchange Act filings, as you have not filed your quarterly reports for fiscal 2007. Please be advised that we will not recommend the filing of your information statement in definitive form until those comments have been resolved and you are current in your Exchange Act filings.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from your company acknowledging that:

- Your company is responsible for the adequacy and accuracy of the disclosure in your filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to your filing; and

- Your company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3767 with any questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Ms. Christine Zurich
         Anslow & Jaclin, LLP
         195 Route 9 South, Suite 204
         Manalapan, NJ 07726